Mail Stop 3010

March 17, 2010

Lawrence E. Schreiber
Chief Executive Officer and Chief Financial Officer
Corporate Security Consultants, Inc.
3450 N. Hualapai Way, #2195
Las Vegas, NV 89129

      Re: **Corporate Security Consultants, Inc.**
                   Item 4.01 Form 8-K
                   Filed March 17, 2010
                   File No. 333-155553

Dear Mr. Schreiber:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K filed March 17, 2010

Item 4.01 Changes in Registrant's Certifying Accountant

1.   Within your Form 8-K, you note that your most recently audited financial
        statements are as of both October 31, 2008 in the first paragraph and December
        31, 2008 in the second paragraph. Please amend your Item 4.01 Form 8-K to
        cover the interim period from the date of the last audited financial statements –
        which appears to be October 31, 2008 based on the amended Form S-1 filed
        January 5, 2009 – through the dismissal date of The Blackwing Group, LLC.
        Refer to Item 304(a)(1)(iv) of Regulation S-K.

2.   To the extent that you make changes to the amended Form 8-K to comply with
        our comments, please obtain and file an *updated* Exhibit 16 letter from the former
        accountants stating whether the accountant agrees with the statements made in
        your amended Form 8-K. The date of the original Exhibit 16 letter included in
        your Item 4.01 Form 8-K filed January 8, 2010, the date of which was March 16,
        2009, precedes the dismissal date by a significant amount of time.

3.   When you engage a new accountant, please report the engagement in a new Form
        8-K and comply with the requirements of Item 304(a)(2) of Regulation S-K. In
        making any disclosures about consultations with your new accountants, please
        ensure you disclose any consultations up through the date of engagement.

4.   As noted in our letter dated December 30, 2009, please ensure that you advise us
        as to how you intend to address any re-audit requirements.

                                *   *   *   *

        As appropriate, please amend your filing and respond to these comments within
five business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. The letter
required by Exhibit 16 should cover any revised disclosures. Please furnish a cover letter
with your amendment that keys your response to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the above should be directed to the undersigned at 202.551.3573.

Sincerely,

Mark Rakip
Staff Accountant